Jefferies LLC
520 Madison Avenue
New York, New York 10022

April 25, 2016

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention:

Ms. Kim McManus
Mr. Jorge Bonilla
Mr. Daniel L. Gordon
Mr. Rahul Patel

Re:                            Yintech Investment Holdings Limited
Registration Statement on Form F-1, as amended (File No.: 333-210584)

Ladies and Gentlemen:

We hereby join Yintech Investment Holdings Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on April 26, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 537 copies of the Company’s preliminary prospectus dated April 19, 2016 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representative of the several underwriters

Jefferies LLC

By:	/s/ Ashley Delp Walker

Name: Ashley Delp Walker

Title: Managing Director